                                                                     Exhibit 1.1



              (CHINA EASTERN AIRLINES CORPORATION LIMITED LOGO)
     (A joint stock limited company incorporated in the People's Republic of China (the "PRC") with limited liability)

                                (Stock code: 670)

                           THIRD QUARTERLY REPORT 2006

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  This announcement is made by China Eastern Airlines Corporation Limited (the
  "Company") pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

  The financial statements of the Company for the third quarter of 2006 were not audited, and were prepared in accordance with the PRC Accounting Regulations.
--------------------------------------------------------------------------------

1.   IMPORTANT NOTICE

     This announcement is made by the Company pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited whose securities are also listed on other stock exchange(s) to simultaneously inform The Stock Exchange of Hong Kong Limited of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). A similar announcement of the even date is being made by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

     This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the third quarter of 2006 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

     The board of directors of the Company (the "Board") hereby confirms that the information set out in this report does not contain any false information, misleading statement or material omission, and accepts joint and several responsibility for the truthfulness, accuracy and completeness of the contents of this report.

     Mr. Luo Chaogeng, Director, unable to attend the meeting for some reason.

     Mr. Zhong Xiong, Director, unable to attend the meeting for some reason, and has authorized Mr. Luo Zhuping, Director to vote on his behalf.

     Mr. Peter Lok, Independent non-executive Director, unable to attend the meeting for some reason, has authorized Mr. Zhou Ruijin, Independent non-executive Director to vote on his behalf.

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     Mr. Hu Honggao, Independent non-executive Director, unable to attend the meeting for some reason, has authorized Mr. Xie Rong, Independent non-executive Director to vote on his behalf.

     Mr. Li Fenghua, Chairman of the Board, Mr. Cao Jianxiong, President of the Company and officer-in-charge of accounting, Mr. Luo Weide, Chief Financial Officer, Mr. Wu Longxue, General Manager of the Accounting Department and officer-in-charge of the accounting department (accounting officer), hereby represent that the financial report forming part of this quarterly report is true and complete.

2.   BASIC PARTICULARS OF THE COMPANY

     2.1 Basic Company information

     Abbreviation:                  S. CEA                      Former abbreviation: Eastern Airlines
     Code:                          600115 (A Share)
                                    670 (H Share)

     Secretary of the Board:        Luo Zhuping
     Telephone:                     8621-62686268

     Securities representative:     Lu Shaojun
     Telephone:                     8621-62686268

     Contact address:               2550, Hongqiao Road
                                    Shanghai
                                    The People's Republic of China
     Facsimile:                     8621-62686116
     e-mail address:                ir@ce-air.com

     2.2  Financial information

          2.2.1 Main accounting data and financial indicators

                                                                                     INCREASE/DECREASE BETWEEN
                                                           END OF                      END OF REPORTING PERIOD
                                                        REPORTING     END OF LAST         AND END OF LAST YEAR
                                                           PERIOD            YEAR                          (%)
                Total assets
                 (RMB 100 million)                         615.03          575.59                         6.85
                Shareholder equity
                 (excluding that of minority
                  shareholders) (RMB 100 million)           48.64           58.15                       -16.35
                Net assets per share (RMB)                 0.9993          1.1947                       -16.35
                Adjusted net assets per share (RMB)        0.8713          1.0641                       -18.12

                                                    REPORTING        BEGINNING OF    INCREASE/DECREASE BETWEEN
                                                       PERIOD      YEAR TO END OF        THIS REPORTING PERIOD
                                                      (JULY -    REPORTING PERIOD          THE SAME PERIOD AND
                                                   SEPTEMBER)          (JANUARY -                LAST YEAR (%)
                                                                       SEPTEMBER)
                Net cash flow from operating
                 activities (RMB 100 million)                               55.22
                Earnings per share (RMB)              0.1010              -0.1994                       -26.98
                Yield on net assets                    10.11%              -19.95%        decreased 1.47 point
                Yield on net assets net of
                 non-recurring loss or gain            11.95%              -22.88%        Increased 1.99 point
                Non-recurring loss gain                                                       Amount (RMB'000)
                 items (January - September)
                Government subsidies                                                                   106,175
                Non-operating revenue and
                 expenditure after provision
                 for impairment in value of
                 assets in accordance with the
                 normal corporate accounting
                 system of the Company                                                                  37,500
                Total                                                                                  143,675

2.2.2 Profit statement

      PROFIT STATEMENT (JULY - SEPTEMBER)
      UNIT: RMB

                                                                       THIS PERIOD                CORRESPONDING PERIOD OF LAST YEAR
                                                                    (JULY - SEPTEMBER)                  (JULY - SEPTEMBER)

                ITEM                                           CONSOLIDATED     PARENT COMPANY       CONSOLIDATED     PARENT COMPANY
                1. Revenue from main operations           10,341,177,906.47   8,481,869,029.36   8,288,406,438.96   7,061,919,428.15
                   Less: Main operation cost               8,713,926,813.43   7,101,687,399.50   6,866,482,094.65   5,853,663,423.93
                         Business taxes and additional       267,555,347.57     212,351,757.78     211,876,111.96     175,885,927.53
                2. Profit from main operations
                    (deficit shown in negative)            1,359,695,745.47   1,167,829,872.08   1,210,048,232.35   1,032,370,076.69
                   Add: Other operating profit
                         (deficit shown in negative)         172,010,249.23      53,558,058.43     163,061,406.71      84,847,661.33
                   Less: Operating expenses                  647,131,785.47    7549,282,599.68     550,175,593.57     496,051,574.07
                         General and administration
                          expenses                           429,455,694.87     330,761,522.13     348,428,456.14     289,060,969.13
                         Financial expenses                   77,147,789.85      27,656,619.83    -150,340,704.52    -203,851,496.26
                3. Profit from operations (deficit
                    shown in negative)                       377,970,724.51     313,687,188.89     624,846,293.87     535,956,691.08
                   Add: Investment income (deficit
                         shown in negative)                   23,709,158.29      66,657,917.52      21,116,465.66      57,576,779.03
                        Subsidy income                       106,174,780.33      82,643,688.70       5,417,903.97       4,872,000.00
                        Non-operating income                  49,133,004.35      48,712,257.73      84,152,558.24      83,687,261.71
                   Less: Non-operating expenses               11,632,543.18      11,440,757.54        -809,096.37       4,285,758.73
                4. Total profit (deficit shown in
                    negative)                                545,355,124.30     500,260,295.30     736,342,318.11     677,806,973.09
                   Less: Income tax                           29,764,077.93      15,809,464.61      43,908,807.27      16,588,008.42
                         Gain or loss of minority
                          shareholders                        24,058,952.31                 --      19,257,842.93                 --
                   Add: Unrecognized investment loss
                         (in the combined statement)
                5. Net profit (deficit shown in
                    negative)                                491,532,094.06     484,450,830.69     673,175,667.91     661,218,964.67

               PROFIT STATEMENT (JANUARY - SEPTEMBER)
               UNIT: RMB


                                                BEGINNING OF YEAR TO REPORTING PERIOD          CORRESPONDING PERIOD OF LAST YEAR
                                                          (JANUARY - SEPTEMBER)                     (JANUARY - SEPTEMBER)
ITEM                                                CONSOLIDATED        PARENT COMPANY          CONSOLIDATED         PARENT COMPANY
1. Revenue from main operations                26,714,519,298.99     22,234,183,396.47     18,328,833,085.97      14,973,892,511.85
   Less: Main operation cost                   24,126,953,029.01     19,867,132,848.82     15,645,155,214.73      12,721,700,133.83
         Business taxes and additional            699,531,896.85        560,769,808.85        438,723,646.27         340,811,393.14
2. Profit from main operations
    (deficit shown in negative)                 1,888,034,373.13      1,806,280,738.80      2,244,954,224.97       1,911,380,984.88
   Add: Other operating profit
         (deficit shown in negative)              522,791,563.14        221,994,628.04        488,239,733.41         237,527,641.39
   Less: Operating expenses                     1,753,272,178.12      1,508,681,983.69      1,297,883,784.71       1,157,294,499.93
         General and administration
          expenses                              1,211,068,737.34      1,026,173,343.12        934,155,862.78         733,466,428.99
         Financial expenses                       663,122,422.10        535,782,510.49        277,171,677.10         174,926,789.73
3. Profit from operations
    (deficit shown in negative)                -1,216,637,401.29     -1,042,362,470.46        223,982,633.79          83,220,907.62
   Add: Investment income (deficit
         shown in negative)                        25,042,128.85       -108,659,973.84          7,626,139.77          53,242,257.90
        Subsidy income                            173,727,125.10        149,166,406.33         67,009,308.17          66,330,800.02
        Non-operating income                      128,405,757.42        116,795,061.87        100,759,895.66          89,765,969.87
   Less: Non-operating expenses                    56,929,547.04         55,693,153.79         -6,417,867.12            -902,411.55
4. Total profit (deficit shown
    in negative)                                 -946,391,936.96       -940,754,129.89        405,795,844.51         293,462,346.96
   Less: Income tax                                90,312,949.34         54,386,773.51        122,416,084.11          70,734,419.70
   Less: Gain or loss of minority
          shareholders                            -66,469,051.01                    --         20,658,565.06                     --
   Add: Unrecognized investment loss
         (in the combined statement)
5. Net profit (deficit shown in
    negative)                                    -970,235,835.29       -995,140,903.40        262,721,195.34         222,727,927.26

     2.3 The total number of the Company's shareholders as at the end of the reporting period and the shareholdings of the 10 largest holders of listed shares outstanding

          Total number of shareholders as at the end of                                               92,393
           the reporting period

          Shareholding of the 10 largest holders of listed shares outstanding


                                                                        Number of listed
                                                                      shares outstanding       Class (A, B,
                                                                      held at the end of        H Shares or
          Name of shareholders (in full)                                      the period     other classes)
          1     HKSCC NOMINEES LIMITED                                     1,491,921,163           H Shares
          2     (CHINESE CHARACTERS)                                           9,796,292           A Shares
          3     (CHINESE CHARACTERS)                                           8,071,300           A Shares
          4     (CHINESE CHARACTERS)                                           5,992,918           A Shares
          5     HSBC NOMINEES (HONG KONG) LIMITED                              4,404,000           H Shares
          6     (CHINESE CHARACTERS) - ING BANK N.V.                           4,074,827           A Shares
          7     HSBC NOMINEES (HONG KONG) LIMITED < A/C BR-9 >                 3,000,000           H Shares
          8     (CHINESE CHARACTERS) - UBS LIMITED                             2,763,648           A Shares
          9     HSBC NOMINEES (HONG KONG) LIMITED < A/C BR-43 >                2,256,000           H Shares
          10    HSBC NOMINEES (HONG KONG) LIMITED < A/C BR-41 >                2,122,000           H Shares

3.   DISCUSSION AND ANALYSIS OF MANAGEMENT

     3.1 Brief analysis of the Company's overall operational activities during the reporting period

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          For the third quarter of 2006, the Group (the Company and its subsidiaries) completed an aggregate of 1,852 million tonne-kilometres in traffic-turnover, an increase of 15% over the same period of last year; the number of passengers carried was 9,478 thousand persons, an increase of 19% over the same period of last year; the passenger load factor was 74.65%, an increase of 1 percentage points over the same period of last year; the total quantity of cargoes and mails carried was 232.7 thousand tonnes, an increase of 11% over the same period of last year; the total flying hours were 177.0 thousand hours, an increase of 21% over the same period of last year. In the third quarter, revenue from the Company's main operations was approximately RMB10,341 million, the Company's main operations cost was approximately RMB8,714 million and net profit was approximately RMB492 million, which financial results were mainly attributable to the increase in traffic, increase in revenue and increase in fuel surcharge income, so that revenue from main operations recorded an increase of 25% over the same period of last year; increase in traffic and rise in fuel price resulted in increase in cost of the main operations by 27%.

     3.2 Information on the principal industry or products which accounted for more than 10% of the total revenue or profit from the Company's main operations

                                                  REVENUE FROM            COST OF MAIN         GROSS
                                               MAIN OPERATIONS              OPERATIONS        MARGIN
                                              (RMB100 MILLION)         (RMB100 MILLION)          (%)
                                                     UNAUDITED               UNAUDITED
          INDUSTRY
          Air transport                                 103.41                   87.14         18.67
          Of which: connected transactions                  --                    0.55            --

     3.3 Composition of profit during the reporting period (material changes in the proportions of profit from main operations, profit from other operations, expenses for the period, investment gain, subsidy income and net non-operating income to total profit between this reporting period and the previous reporting period, and explanations)

          Profit from main operations saw a significant increase over the previous reporting period as the third quarter is traditionally the peak season of the airlines industry, and the increase in revenue from traffic exceeded the increase in traffic cost. Financing expenses during the period decreased substantially because of the significant increase in exchange gains, which offset the financing expenses. Subsidy income increased sharply over the previous reporting period as a result of the increase in financial subsidies.

     3.4 Explanations for the material changes had occurred in the profitability of our main operations (gross profit) compared with the previous reporting period

          Gross profit margin increased substantially over the previous reporting period because the third quarter is traditionally the peak season of the airlines industry, and the increase in revenue from traffic exceeded the increase in traffic cost.

                                     Page 5
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     3.5  Connected transactions in the ordinary course of operation

          (1) Material connected transactions regarding the purchase of commodities and acceptance of service

                                                                     PRICING        AMOUNT OF      PERCENTAGE
               NAME OF                       DESCRIPTION        PRINCIPLE OF    THE CONNECTED      TO SIMILAR
               CONNECTED                    OF CONNECTED       THE CONNECTED      TRANSACTION    TRANSACTIONS
               PARTY                         TRANSACTION         TRANSACTION        (RMB'000)             (%)      SETTLEMENT
               Eastern Aviation              Purchase of              Market        3,674,528             100            Bank
                Import & Export                aircraft,        price/agreed                                        transfers
                Co., Ltd                     engines and               price
                                      aviation materials
               Shanghai Eastern              Purchase of              Market          108,468           65.42            Bank
                Air Catering                   foods for        price/agreed                                        transfers
                Co., Ltd                         flights               price


               The Company purchases aircraft, engines and aviation materials from Eastern Aviation Import & Export Co., Ltd, a subsidiary of China Eastern Air Holding Company.
               The Company purchases foods for flights from Shanghai Eastern Air Catering Co., Ltd, a subsidiary of China Eastern Air Holding Company.

     3.6 Explanations and warning in respect of potential loss or significant changes in the forecast of accumulated net profit from the beginning of the year up to the end of the next reporting period

          Since the accumulated loss of the Company from January to September was RMB970 million, and the fourth quarter is traditionally the low season of the sector, the Company expects that loss is possible for the accumulated net profit from the beginning of the year to the next reporting period.

     3.7 As at the date of this quarterly report, explanations for the positions of the schedules for the Company where the shareholding restructuring has not been initiated

          The preparation for which has been actively underway. Our target is to commence the procedures of shareholding restructuring by the end of the year.

     3.8 As at the date of this quarterly report, explanations for the positions of the Company for which the shareholding restructuring has not been initiated

          Detailed reasons for not initiated the shareholding re-structuring are the shareholding restructuring proposal of the Company is required to be submitted to the SASAC for approval, and the legal and regulatory issues of being listed in three places both inside or outside China needed to be considered fully.



                                              By order of the Board
                                              CHINA EASTERN AIRLINES
                                                CORPORATION LIMITED
                                                    LI FENGHUA
                                               Chairman of the Board

The Board as at the date hereof comprises:

Li Fenghua (Chairman, Executive Director)
Cao Jianxiong (President, Executive Director)
Luo Chaogeng (Executive Director)
Wan Mingwu (Executive Director)
Zhong Xiong (Non-executive Director)
Luo Zhuping (Executive Director)
Hu Honggao (Independent non-executive Director)
Peter Lok (Independent non-executive Director)
Wu Baiwang (Independent non-executive Director)
Zhou Ruijin (Independent non-executive Director)
Xie Rong (Independent non-executive Director)

Shanghai, the People's Republic of China
26 October 2006

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